UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 24 July 2019	By	/ s / Gavin White
Gavin White
Company Secretary

The information contained in this Quarterly Management Statement (QMS) and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This QMS provides a summary of the unaudited business and financial trends for the six months ended 30 June 2019 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2018.

This QMS contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures (APMs) in Appendix 1. These measures are not a substitute for IFRS measures.

A glossary of terms is available at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the six months ended

30 June 2019

Contacts
Bojana Flint	Director of Investor Relations	020 7756 6474
Paul Sharratt	Head of Debt Investor Relations	020 7756 4985
Stewart Todd	Head of External Affairs	020 7756 5533
Adam Williams	Head of Media Relations	020 7756 5533
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

“The results for the first half of the year reflect the start of a multi-year investment in our strategic transformation programme, a number of external factors and our prudent approach to risk. Our business remains strong, with the further enhancement of our mortgage franchise and increases in our retail and corporate deposits, both important customer loyalty drivers.”

“These are uncertain times, and our profitability has been impacted by a fall in income due to the highly competitive UK mortgage market. Against this external backdrop, we continue to invest in our business in order to strengthen our competitive position and improve efficiency which has resulted in additional strategic transformation costs.”

“As our customers’ needs are changing fast – so are we - becoming simpler and more focused, more effective at harnessing technology, and faster at turning innovative new ideas into reality. Our goal is to provide our customers with an experience that is second to none.“

“We are confident that our strategy, combining prudence with decisive actions, will deliver significant benefits over the medium-term and leave us strongly positioned for the future.”

Business and financial highlights

•

Statutory PBT of £575m, down 36% year-on-year and adjusted PBT [1] of £743m, down 17% predominantly driven by income pressure from the mortgage back book. Statutory PBT was also impacted by investment in our transformation programme and PPI charges.

•

We have started our multi-year strategic transformation programme and plan to invest £400m before the end of 2021. We expect to achieve a 2-3 year payback on our investment alongside a better customer experience.

•	Transformation programme spend of £113m year-to-date, largely on restructuring the branch network and actions to re-shape our corporate business, will quickly translate into improved efficiency.

•	We expect income pressure to continue to impact our results, with the significant cost savings from our transformation programme largely offsetting this over the medium-term.

•	Net mortgage growth of £1.4bn, as we continue to strengthen our mortgage franchise in a competitive market and aim to maintain our mortgage market share in the medium-term.

•	Managed reduction in CRE lending of £0.4bn, with a focus on risk-weighted returns.

•	Corporate deposits up £1.6bn and retail deposits up £0.7bn, including our strongest ISA campaign in recent years.

•	Banking NIM of 1.69%, down 11bps since FY18, with pressure from the mortgage back book and continued SVR attrition. New mortgage margins have improved slightly during the year.

•	CIR of 60%, up 4pp since FY18 largely driven by income pressures. Adjusted cost-to-income ratio[1] was broadly in line with CIR.

•	Provisions for other liabilities and charges included £100m of transformation programme and £70m of PPI charges.

•	Credit quality remained very strong, supported by our prudent approach to risk. Stage 3 ratio [2] of 1.28% and a low cost of risk at 7bps, demonstrate the resilience of our balance sheet.

•

Return on ordinary shareholders’ equity of 5.7% and RoTE of 7.9%[1], down 370bps and 180bps, respectively year-on-year, largely driven by income pressure from the mortgage back book. Return on ordinary shareholders’ equity also reduced due to changes in transformation, banking reform and perimeter change costs.

•	CET1 capital ratio up 60bps to 13.8%; reaching our end-state capital position through capital accretion and active RWA management.

Income statement highlights	H119 £m	H118 £m
Operating income	2,117	2,312
Operating expenses before credit impairment losses, provisions and charges	(1,267)	(1,285)
Credit impairment losses	(69)	(91)
Provisions for other liabilities and charges	(206)	(33)

Profit before tax	575	903

Adjusted profit before tax [1]	743	894

Balance sheet and capital highlights	30.06.19 £bn	31.12.18 £bn
Customer loans	200.6	199.9
- of which retail mortgages	159.4	158.0
- of which consumer (auto) finance and unsecured lending	13.4	13.0
- of which corporates	23.3	24.1
Customer deposits	174.8	172.1
CET1 capital ratio	13.8%	13.2%
UK leverage ratio	4.5%	4.5%

1.

Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £168m in H119 and £(9)m in H118. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

2.	Stage 3 ratio is total stage 3 exposure as a percentage of customer loans plus undrawn stage 3 exposures.

Delivering on our purpose

Our purpose is to help people and businesses prosper. We aim to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities, with a culture that is Simple, Personal and Fair.

Customer loyalty remains at the core of our strategy, while we transform the bank for improved returns.

Building customer loyalty

•

We are focused on building stronger customer relationships and a seamless customer experience, ranking top 3 amongst our peers for retail net promoter score (NPS). For business and corporate, we are significantly ahead on NPS, ranking first in our peer group.

•

During the first half of 2019, we helped 15,000 first time buyers purchase a home, up 27% year-on-year. We are also strengthening our mortgage franchise through innovative launches, such as an online mortgage overpayments tool, as well as the introduction of 40-year mortgages to help more people buy their first home.

•	With a focus on increasing transactions and deepening customer relationships in our consumer (auto) finance business, this year we helped 169,000 customers finance their cars.

•

We launched a new advertising campaign, which in Jun19 resulted in the highest monthly uplift in Ad Awareness according to YouGov research. This is helping to drive improved brand awareness as well as increased mortgage application pipeline.

•

We have opened 31,000 1I2I3 Business Current Accounts since launch in Oct18, with strong switcher levels. The 1I2I3 Business World proposition has also been strengthened through the launch of a 1I2I3 Fixed Term Bond in Jun19.

•

Digital acquisition and adoption is driving change in the organisation. This year, we retained 60% of refinanced mortgage loans online. We also opened 46% of current accounts and 66% of credit cards through digital channels.

•

We are continuing to develop our international proposition, supported by the 13 trade corridors we have established. We continue to utilise our access to global best practice and market leading solutions through Banco Santander.

Transforming the bank for improved returns

•	Our medium-term focus is profitable growth in Retail Banking and improved returns for the corporate business, as well as enhanced efficiency and capital discipline.

•

Earlier in the year, we outlined a significant restructure to make our branch network smaller and optimised for the future. We also announced plans to reshape our Corporate & Commercial Banking (CCB) business in order to stay fit for the future and support more businesses in the SME and mid-sized segments, particularly those with international trade ambitions and trading overseas.

•

Our multi-year transformation programme aims to simplify, digitise and automate the bank by focusing on our operating model, structures and productivity. We have already taken a number of decisive actions.

•	We are prioritising growth in portfolios with attractive returns, such as mortgages and consumer (auto) finance, as we aim to become a more focused and efficient bank.

•	We will continue to leverage our relationship with our parent and to collaborate with the wider Banco Santander group on a number of initiatives including One Pay FX, Openbank and Asto.

•	We have some exciting innovations in the pipeline, including improvements to customer service utilising Google Virtual Assistant, enhancing efficiency and customer experience.

Outlook

•

Our 2019 outlook, as disclosed in our previous results, remains broadly unchanged and is predicated on the UK’s orderly exit from the European Union. Given market perception that there is an increased likelihood of a ‘no deal’ outcome in Oct19, we continue to prepare for all potential outcomes.

•

With strong foundations already in place, the proven stability and resilience of our balance sheet, and an ambitious transformation programme, we believe we are well positioned to deliver sustainable results and achieve our medium-term goals of 34% Loyal/Active customers and 9-11% RoTE[1] for the UK business.

1.	Non-IFRS measure. See Appendix 1 for details.

Summarised consolidated income statement

	H119 £m	H118 £m	Change %
Net interest income	1,671	1,811	(8)
Non-interest income [1]	446	501	(11)

Total operating income	2,117	2,312	(8)
Operating expenses before credit impairment losses, provisions and charges	(1,267)	(1,285)	(1)
Credit impairment losses	(69)	(91)	(24)
Provisions for other liabilities and charges	(206)	(33)	n.m.

Profit before tax	575	903	(36)

Tax on profit	(164)	(233)	(30)

Profit after tax	411	670	(39)

Banking NIM	1.69%	1.81%	-12bps
CIR	60%	56%	4pp

H119 compared to H118

•	Net interest income was down 8%, largely impacted by pressure from the mortgage back book and £2.1bn of SVR attrition (Q219: £0.5bn).

•

Non-interest income was down 11%, largely due to £63m of ring-fencing perimeter changes in CIB, partially offset by £15m additional consideration received in connection with the 2017 Vocalink Holdings Limited shareholding sale (Vocalink). Following a change in accounting treatment of operating leases, consumer (auto) finance income also increased.

Non-interest income was down 2%, when adjusted for ring-fencing perimeter changes and the additional consideration received in connection with Vocalink2.

•

Operating expenses before credit impairment losses, provisions and charges were down 1%, largely due to £41m of ring-fencing perimeter changes and £28m of Banking Reform costs from H118, as well as £13m of transformation costs this year.

Operating expenses increased 3%, when adjusted for ring-fencing perimeter changes, Banking Reform and transformation costs2. We also incurred higher depreciation costs related to prior year investment projects and the change in accounting treatment of operating leases in consumer (auto) finance. These increases were partially offset by lower employee costs.

•

Credit impairment losses decreased 24%, with a release from a significant risk transfer (SRT) securitisation in Jun19 and single name charges in CIB which were not repeated this year. All portfolios continue to perform very well.

•

Provisions for other liabilities and charges were up £173m to £206m, with £100m of transformation programme charges (predominantly restructuring costs) in Corporate Centre and £70m PPI provision charge in Retail Banking.

Provisions for other liabilities and charges were down £8m, when adjusted for transformation charges, PPI charges and other conduct provision releases2.

•	Profit before tax was down 36% to £575m, adjusted profit before tax was down 17% to £743m2, for the reasons outlined above.

•	Tax on profit decreased £69m to £164m, as a result of lower taxable profits in H119, with PPI charges not tax deductible.

Conduct remediation – Payment Protection Insurance (PPI)

•

At Jun19, the remaining provision for redress and related costs was £248m. This includes a provision for PPI redress as well as our best estimate of liability for a specific portfolio which was disclosed in our 2018 Annual Report.

•

We made an additional provision of £70m in Q219 reflecting an increase in PPI claims volumes, additional industry activities and having considered guidance provided by the FCA, in advance of the PPI claims deadline on 29 August 2019.

•	We will continue to monitor our provision levels and take account of the impact of any further change in claims received and FCA guidance.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.

Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £168m in H119 and £(9)m in H118. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

Summarised consolidated income statement	Q219 £m	Q119 £m
Net interest income	823	848
Non-interest income [1]	241	205

Total operating income	1,064	1,053

Operating expenses before credit impairment losses, provisions and charges	(633)	(634)
Credit impairment losses	(16)	(53)
Provisions for other liabilities and charges	(110)	(96)

Profit before tax	305	270

Tax on profit	(92)	(72)

Profit after tax for the period	213	198

Banking NIM	1.65%	1.72%
CIR	59%	60%

Q219 compared to Q119

Quarter on quarter variances largely followed the trends outlined for H119 versus H118, with the following notable exception:

•	Non-interest income was up £36m, driven by an accounting treatment change of contract hire leases in consumer (auto) finance and the additional consideration received in connection with Vocalink.

Summarised balance sheet	30.06.19 £bn	31.12.18 £bn
Customer loans	200.6	199.9
Other assets	89.7	89.5

Total assets	290.3	289.4

Customer deposits	174.8	172.1
Medium Term Funding (MTF)	47.0	49.0
Other liabilities	52.1	52.1

Total liabilities	273.9	273.2
Shareholders’ equity	16.0	15.8
Non-controlling interest	0.4	0.4

Total liabilities and equity	290.3	289.4

•	Customer loans increased £0.7bn, with higher mortgage and consumer (auto) finance lending partially offset by a reduction in CIB and CRE exposures.

•	Customer deposits increased £2.7bn, driven by higher corporate deposits as well as increased savings and business banking deposits in Retail Banking.

•	MTF balance decreased, reflecting maturities in the period, partially offset by covered bond issuance of £1bn in Feb19 and €1bn in May19, as well as senior unsecured issuance of $1bn in Jun19.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Capital and funding	30.06.19 £bn	31.12.18 £bn
Capital
CET1 capital	10.4	10.4
Total qualifying regulatory capital	15.7	15.0
CET1 capital ratio	13.8%	13.2%
Total capital ratio	20.9%	19.1%
UK leverage ratio	4.5%	4.5%
RWAs	75.3	78.8
- of which Retail Banking [1]	48.6	47.9
- of which Corporate & Commercial Banking	14.3	17.0
- of which Corporate & Investment Banking [1]	5.3	6.9
- of which Corporate Centre [1]	7.1	7.0
Funding
Total wholesale funding	70.9	73.2
- of which with a residual maturity of less than one year	17.3	16.8

•	CET1 capital was stable at £10.4bn, with ongoing capital accretion through retained profits, offset by market-driven pension movements.

•

RWAs reduced largely as a result of the Jun19 SRT securitisation and lower lending in our corporate business as we continue to focus on risk-weighted returns. This was partially offset by increased RWAs in Retail Banking with lending growth in mortgages and consumer (auto) finance.

•

CET1 capital ratio increased 60bps to 13.8%, achieving our end-state capital position, notwithstanding any future changes to the counter-cyclical buffer. As leverage becomes the binding constraint, CET1 capital ratio could continue to increase alongside lending growth.

•

We take a prudent approach to risk and our calculation of RWAs uses through-the-cycle modelling of unexpected losses. As a result we have a higher mortgage RWA translation ratio than other large UK banks. Following implementation of planned PRA changes by 1 January 2021, RWA calculation models will have to use a hybrid of through-the-cycle and point-in-time assumptions and as a result we expect a significant decrease in our RWAs.

Liquidity	30.06.19 £bn	31.12.18 £bn
Santander UK plc Domestic Liquidity Sub-group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	155%	164%
LCR eligible liquidity pool	49.0	54.1
Abbey National Treasury Services (ANTS)
Liquidity Coverage Ratio (LCR)	504%	—
LCR eligible liquidity pool	4.7	—

•	We continue to maintain high levels of liquidity to ensure we are well prepared for potential Brexit uncertainty later in the year.

•	The RFB DoLSub LCR and LCR eligible liquidity pool both decreased following the transfer of our Isle of Man and Jersey businesses (Crown Dependencies) into ANTS as part of ring-fencing implementation.

•	ANTS liquidity benefits from £5.1bn of deposits in our Crown Dependencies business.

Proposed changes to our operating companies’ structure

•

As part of ring-fencing implementation, we adopted a wide ring-fenced bank model with most of our operations within Santander UK plc, our ring-fenced bank. ANTS is outside the RFB and also holds our wealth management businesses in the Crown Dependencies, which are not permitted within the ring-fence as they are located outside the UK.

•	To optimise the overall funding structure of the bank we are considering the transfer of some RFB assets to ANTS to enable more efficient use of Crown Dependencies deposits.

1.

Segmental RWAs for 31.12.18 restated to reflect the transfer of our short term markets activity from CIB to Corporate Centre and the reallocation of an equity stake in a joint venture from Corporate Centre to Retail Banking.

Retail Banking 1

Summary income statement	H119 £m	H118 £m	Change %
Net interest income	1,465	1,565	(6)
Non-interest income [2]	353	304	16

Operating income	1,818	1,869	(3)

Operating expenses before credit impairment losses, provisions and charges	(1,011)	(957)	6
Credit impairment losses	(63)	(52)	21
Provisions for other liabilities and charges	(95)	(34)	n.m.

Profit before tax	649	826	(21)

•

Profit before tax was lower, largely impacted by pressure from the mortgage back book and £2.1bn of SVR attrition. Following a change in accounting treatment of operating leases, higher non-interest income was partially offset by higher operating expenses.

Customer balances	30.06.19 £bn	31.12.18 £bn
Mortgages	159.4	158.0
Business banking	1.8	1.8
Consumer (auto) finance	7.8	7.3
Other unsecured lending	5.6	5.7

Customer loans	174.6	172.8

Current accounts	67.8	68.4
Savings	57.0	56.0
Business banking accounts	12.1	11.9
Other retail products	5.9	5.8

Customer deposits	142.8	142.1

Corporate & Commercial Banking

Summary income statement	H119 £m	H118 £m	Change %
Net interest income	189	202	(6)
Non-interest income [2]	38	40	(5)

Operating income	227	242	(6)

Operating expenses before credit impairment losses, provisions and charges	(138)	(134)	3
Credit impairment losses	(9)	(22)	(59)
Provisions for other liabilities and charges	(1)	8	n.m.

Profit before tax	79	94	(16)

•

Profit before tax was lower, largely due to the interest expense related to the 2018 SRT securitisations. Credit impairment losses decreased £13m, as a result of a release from the completion of the Jun19 SRT securitisation.

Customer balances	30.06.19 £bn	31.12.18 £bn
Trading businesses	11.6	11.5
CRE	5.8	6.2

Customer loans	17.4	17.7

Customer deposits	18.0	17.6

1.	H118 restated to reflect the transfers of our Jersey and Isle of Man branches to Corporate Centre.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Corporate & Investment Banking 1

Summary income statement	H119 £m	H118 £m	Change %
Net interest income	32	33	(3)
Non-interest income [2]	47	115	(59)

Operating income	79	148	(47)

Operating expenses before credit impairment losses, provisions and charges	(83)	(145)	(43)
Credit impairment losses	4	(18)	n.m.
Provisions for other liabilities and charges	(11)	(2)	n.m.

Profit before tax	(11)	(17)	(35)

•	Profit before tax was lower largely reflecting the changes in the statutory perimeter, following the transfers of activities to Banco Santander London Branch as part of ring-fence implementation.

Customer balances	30.06.19 £bn	31.12.18 £bn
Customer loans	4.1	4.6
Customer deposits	6.1	4.8

Corporate Centre 3

Summary income statement	H119 £m	H118 £m	Change %
Net interest expense	(15)	11	n.m.
Non-interest income [2]	8	42	(81)

Operating expense	(7)	53	n.m.

Operating expenses before credit impairment losses, provisions and charges	(35)	(49)	(29)
Credit impairment losses	(1)	1	n.m.
Provisions for other liabilities and charges	(99)	(5)	n.m.

Loss before tax	(142)	—	n.m.

•

Loss before tax was largely due to transformation programme investment of £113m, as well as the impact of holding higher liquidity and lower yields on non-core assets. Following ring-fence implementation, some short-term markets activity is now accounted for in net interest income, rather than non-interest income.

Customer balances	30.06.19 £bn	31.12.18 £bn
Social Housing	3.6	3.8
Crown Dependencies	0.3	0.3
Non-core	0.6	0.7

Customer loans	4.5	4.8

Customer deposits	7.9	7.6
- of which Crown Dependencies	5.1	4.8

1.	H118 restated to reflect the transfers of our short-term markets activity to Corporate Centre.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
3.	H118 restated to reflect the transfers of our Jersey and Isle of Man branches from Retail Banking and our short-term markets activity from CIB to Corporate Centre.

Residential mortgage analysis

	30.06.19		31.12.18
Mortgage lending - interest rate profile	£bn	%	£bn	%
Fixed rate	119.9	75	115.2	73
Variable rate	23.2	15	24.4	15
Standard Variable Rate	16.3	10	18.4	12

Total mortgages	159.4	100	158.0	100

	30.06.19		31.12.18
Mortgage lending - borrower profile	£bn	%	£bn	%
Home movers	69.2	43	69.2	44
Re-mortgagers	51.2	32	51.3	32
First-time buyers	30.0	19	29.2	19
BTL	9.0	6	8.3	5

Total mortgages	159.4	100	158.0	100

	30.06.19		31.12.18
Mortgage lending - geographical distribution	£bn	%	£bn	%
London	39.8	25	39.0	25
Midlands and East Anglia	21.2	13	21.1	13
North	22.1	14	22.2	14
Northern Ireland	3.3	2	3.4	2
Scotland	6.7	4	6.7	4
South East excluding London	49.5	31	48.7	31
South West, Wales and Other	16.8	11	16.9	11

Total mortgages	159.4	100	158.0	100

	H119		FY18
Mortgage average loan size – new business	£		£
London and South East	274,000		270,000
Rest of UK	151,000		150,000
All UK	206,000		203,000

	H119		FY18
Mortgage gross lending	£bn		£bn
Mortgage gross lending	13.1		28.8
- of which first-time buyers	2.8		4.8
- of which BTL	1.1		2.3

	30.06.19	31.12.18
Mortgage loan-to-value (LTV)%		%
Total new lending	64	63
- of which London	60	58
- of which BTL	65	62
Stock	42	42

Credit performance [1]

30 June 2019	Customer loans £bn	Stage 3 drawn exposures £m	Stage 3 undrawn exposures £m	Stage 3 ratio %	Gross write-offs £m	Loan loss allowances £m
Retail Banking:	174.6	2,156	42	1.26	96	584
- of which mortgages	159.4	1,922	15	1.22	6	214
- of which business banking	1.8	94	1	5.27	9	53
- of which consumer (auto) finance	7.8	43	—	0.55	17	86
- of which other unsecured lending	5.6	97	26	2.18	64	231
Corporate & Commercial Banking	17.4	300	26	1.87	4	205
Corporate & Investment Banking	4.1	—	26	0.64	—	16
Corporate Centre	4.5	16	—	0.35	1	12

	200.6	2,472	94	1.28	101	817

31 December 2018	Customer loans £bn	Stage 3 drawn exposures £m	Stage 3 undrawn exposures £m	Stage 3 ratio %	Gross write-offs £m	Loan loss allowances £m
Retail Banking:	172.8	2,211	43	1.30	182	594
- of which mortgages	158.0	1,982	17	1.27	18	237
- of which business banking	1.8	89	—	4.99	15	53
- of which consumer (auto) finance	7.3	43	—	0.58	24	85
- of which other unsecured lending	5.7	97	26	2.16	125	219
Corporate & Commercial Banking	17.7	264	12	1.56	97	182
Corporate & Investment Banking	4.6	—	26	0.56	252	18
Corporate Centre	4.8	16	—	0.33	3	13

	199.9	2,491	81	1.29	534	807

Of which corporates
30 June 2019	23.3	394	53	1.92	13	274
31 December 2018	24.1	353	38	1.62	364	253

1.	The detailed IFRS 9 disclosures of exposures and expected credit losses will be published in our Half Yearly Financial Report 2019.

Appendix 1 – Alternative Performance Measures (APMs)

Management reviews APMs to measure our overall performance, position and profitability and believes that presentation of these provides useful information to investors regarding our results of operations. The APMs outlined below identify and quantify items management believes to be significant, to improve the assessment of period-on-period performance and underlying trends in the business and to align internal and external reporting. These APMs are not accounting measures within the scope of IFRS and are not a substitute for IFRS measures. The APMs exclude or include amounts that would not be adjusted in the most comparable IFRS measures, in compliance with U.S. Securities and Exchange Commission (SEC) and European Securities and Markets Authority (ESMA) guidelines.

1. Adjusted profit before tax	H119 £m	H118 £m
Net interest income
Reported	1,671	1,811
Adjust for ring-fencing perimeter changes [1]	—	(4)

Adjusted	1,671	1,807

Non-interest income
Reported	446	501
Adjust for ring-fencing perimeter changes [1]	—	(63)
Adjust for Vocalink Holdings Limited shareholding	(15)	—

Adjusted	431	438

Operating expenses before credit impairment losses, provisions and charges
Reported	(1,267)	(1,285)
Adjust for Banking Reform costs [1]	—	28
Adjust for ring-fencing perimeter changes [1]	—	41
Adjust for transformation costs [1]	13	—

Adjusted	(1,254)	(1,216)

Provisions for other liabilities and charges
Reported	(206)	(33)
Adjust for transformation charges [1]	100	—
Adjust for PPI provision charge	70	—
Adjust for other conduct provision (release) / charge [1]	—	(11)

Adjusted	(36)	(44)

Profit before tax
Reported	575	903
Specific income, expenses and charges	168	(9)

Adjusted profit before tax	743	894

•	Vocalink Holdings Limited shareholding

Santander UK was part of the consortium of banks that sold a majority of the shares in Vocalink Holdings Limited to Mastercard in 2017. Under the terms of the sale agreement, we retained a shareholding of 0.775%. In respect of the shares we sold in 2017, we were entitled to receive additional consideration where Vocalink’s 2018 earnings performance exceeded an agreed amount and in Jun19 we received additional consideration of £15m.

•	Transformation costs and charges

Transformation costs and charges relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium term targets. Q119 charges largely related to restructuring of our branch network. Further charges in Q219 were largely associated with the announced plans to reshape our Corporate & Commercial Banking business.

•	PPI

We have been closely involved in the additional industry activities to support the regulatory time-bar for claims and orderly closure of the FCA remediation campaign. We made an additional provision of £70m in Q219 reflecting an increase of claims volumes and additional industry activities taking into account guidance provided by the FCA, in advance of the PPI claims deadline on 29 August 2019.

2. Adjusted cost-to-income ratio	H119 £m	H118 £m
Adjusted net interest income	1,671	1,807
Adjusted non-interest income	431	438

Adjusted total operating income	2,102	2,245
Adjusted operating expenses before credit impairment losses, provisions and charges	(1,254)	(1,216)

Adjusted cost-to-income ratio	60%	54%

1.	Explanations of prior period adjustments were disclosed previously. For details, see Quarterly Management Statement for the three months ending 31 March 2019 and the year ending 31 December 2018.

Appendix 1 - APMs continued

3. Return on Tangible Equity	30.06.19 £m	Specific income, expenses and charges £m	Adjusted £m
Profit after tax for H119	411	142	553
Annualised profit after tax	829		1,115
Phasing adjustments	—		(116)
Less non-controlling interests of annual profit	(41)		(41)

Profit due to equity holders of the parent (A)	788		958

	30.06.19 £m	Equity phasing adjustments £m	Adjusted £m
Average shareholders’ equity	16,303
Less average Additional Tier 1 (AT1) securities	(2,041)
Less average non-controlling interests	(397)

Average ordinary shareholders’ equity (B)	13,865
Average goodwill and intangible assets	(1,806)

Average tangible equity (C)	12,059	106	12,165

Return on ordinary shareholders’ equity (A/B)	5.7%		—
RoTE (A/C)	—		7.9%

	30.06.18 £m	Specific income, expenses and charges £m	Adjusted £m
Profit after tax for H118	670	(10)	660
Annualised profit after tax	1,351		1,331
Phasing adjustments			(106)
Less non-controlling interests of annual profit	(37)		(37)

Profit due to equity holders of the parent (A)	1,314		1,188

	30.06.18 £m	Equity phasing adjustments £m	Adjusted £m
Average shareholders’ equity	16,383
Less average Additional Tier 1 (AT1) securities	(2,041)
Less average non-controlling interests	(407)

Average ordinary shareholders’ equity (B)	13,935
Average goodwill and intangible assets	(1,763)

Average tangible equity (C)	12,172	98	12,270

Return on ordinary shareholders’ equity (A/B)	9.4%		—
RoTE (A/C)	—		9.7%

•	Specific income, expenses, charges

Details of these items are outlined on the previous page with a total impact on profit before tax of £168m. The tax on these items is c£26m (PPI charges are not deductible for corporation tax) and profit after tax on these items is £142m.

•	Phasing adjustments

To facilitate comparison with the full year ratio we adjust profit due to equity holders of the parent and average tangible equity for charges, releases or accounting changes which only relate to this period. The most significant of these adjustments is the UK Bank Levy which is charged on 31 December annually, as required under IFRS.

•	Equity phasing adjustments

These adjustments are made to reflect the impact of annualisation and adjustments to profit on average tangible equity.

Management does not assess ‘Return on ordinary shareholders’ equity’ as a performance indicator of the business, and therefore a reconciliation of the RoTE targets for the medium term to an equivalent target for ‘Return on ordinary shareholders’ equity’ are not available without unreasonable efforts.

Notes

•	Net Promoter Score (NPS)

NPS measures customer experience and predicts business growth. This proven metric provides the core measurement for customer experience management programs and the loyalty of customers to a company.

Business and corporate NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 15,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 9,925 interviews made in twelve months ended 30 June 2019 with businesses turning over from £0 - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS - recommendation score is based on an 11 point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, IPSOS MORI. The NPS is based on a 11-point scale (%Top2 - %Bottom 7) across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 30 June 2019, based on 13,803 interviews and compared against twelve months ended data for the period as indicated. The competitor set used to calculate the product weights is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest, TSB and RBS. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest, TSB and RBS.

•	Additional information about Banco Santander and Santander UK

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 142 million customers and over 200,000 employees at the close of June 2019. In June 2019, Banco Santander made attributable profit of EUR 3,321 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2019, the bank serves around 15 million active customers with c24,000 employees and operates through 659 branches (which includes 51 university branches) and 62 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Disclaimer

Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 243 of the Santander UK Group Holdings plc 2018 Annual Report on Form 20-F. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Nothing in this Quarterly Management Statement should be construed as a profit forecast.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.